FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                30 November, 2007


                               File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition


N      E      W      S                R      E      L      E      A      S     E



                                                                30 November 2007


                     CRH ACQUIRES $250 MILLION OF ASSETS
                 FROM CEMEX AND TERMINATES WIDER NEGOTIATIONS


On 17 September, CRH plc, the international building materials group, announced that it was in negotiations with CEMEX S.A.B de C.V. (Cemex) regarding the possible acquisition of certain Cemex assets in the United States and Europe. Arising from these negotiations CRH has acquired the Cemex readymixed concrete and concrete block operations in Florida and the aggregates and readymixed concrete operations in Arizona required to be sold as a condition of the US Department of Justice approval for Cemex's acquisition of the Rinker Group. The total cash consideration is approximately US$250 million (euro 170 million).

Negotiations with Cemex regarding a wider transaction involving additional assets have been terminated.

The Florida operations being acquired comprise 26 concrete plants and 6 block plants. The readymix business operates in five market areas - Tampa, Southwest Florida, Orlando, Jacksonville and the Florida Panhandle while the block business operates primarily in the Tampa/St. Petersburg and Fort Myers/Naples areas. In Arizona, CRH will acquire 2 quarries and 5 concrete locations principally in the Tucson area.

In the eleven months to end-November, CRH has completed acquisition initiatives totalling euro 2 billion.

Total spend in the first half of the year amounted to almost euro 1 billion comprising the acquisition of Swiss builders merchant Getaz Romang completed in May; the purchase of a 50% stake in Denizli Cement in Turkey and the buyout of the remaining 50% of Paver Systems in the US announced in April; the acquisition of Harbin Sanling Cement Company in China announced in February plus 31 other initiatives announced in the Development Strategy Update of 2 July.

To date in the second half a further euro 1 billion has been invested in acquisitions. This includes the August buyout of the remaining 55% of Cementbouw BV in the Netherlands; completion of four separate transactions by the Americas Materials Division as announced in September; the purchase of the Cemex assets described above in addition to a strong flow of traditional CRH development opportunities. Details of these latter transactions will be included in the Development Strategy Update scheduled for release on 3 January 2008 in conjunction with CRH's Full Year 2007 Trading Update Statement.





__________________________________________________________________________

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller







       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                            Square, Dublin 2, Ireland





                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  3 December, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director